Douglas Kaspar

Douglas Kaspar graduated from Texas A&M University in 1980 as a member of the Corps of Cadets with a degree in industrial engineering. After bicycling across Europe for three months, Doug returned to America as owner/executive of Kaspar Companies, a 125 year old 5th generation family run manufacturing business. Throughout his tenure he has worked on a multitude of engineering projects, including factory work flows, inventory and production control systems, building design, machinery implementation, system design, information technology and environmental compliance. He holds several patents for the development of an electrocoagulation wastewater treatment system and related technology.

Work Experience

- Board of Directors at Techless (2021-Present)
- Owner/Executive at Kaspar Companies (1980-Present)
- Private pilot
- Several patents for electrocoagulation industrial wastewater treatment.
- Systems installed from South Africa to China to India to Saudi Arabia and Mexico
- Recipient of the Region 6 EPA Environmental Excellence Award
- Over 40 years of engineering projects and business management
- Education included foreign studies at the Instituto Tecnologico in Monterrey, Mexico